================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         Commission File Number: 0-50832


                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   [_]              Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [_]              No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant i connection with Rule 12g3-2(b): 82-_______________.

On August 10, 2004, Vermilion Energy Trust announced the unaudited interim operating and financial results for the period ended June 30, 2004. The press release is attached hereto as Exhibit A.

On August 13, 2004, Vermilion Energy Trust announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit B.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VERMILION ENERGY TRUST


                                           By: /s/ Curtis W. Hicks
                                               -------------------------------
                                               Curtis W. Hicks
                                               Vice President, Finance and
                                               Chief Financial Officer



Date: September 1, 2004

                                                                       EXHIBIT A
                                                                       ---------


[GRAPHIC OMITTED]
[LOGO -- VERMILION ENERGY TRUST]


                         PRESS RELEASE - AUGUST 10, 2004
                      SECOND QUARTER RESULTS JUNE 30, 2004

Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended June 30, 2004. Prior results have been restated to show Aventura Energy Inc. ("Aventura") as a discontinued operation in accordance with Canadian generally accepted accounting principles. Vermilion closed the sale of Aventura on May 6, 2004. Beginning with this quarterly report, the financial statements consolidate the results for Verenex Energy Inc. ("Verenex") (TSX Venture - VNX).

SECOND QUARTER HIGHLIGHTS

> Recorded Trust production of 22,375 boe/d, compared to 21,317 boe/d in the first quarter of 2004. Vermilion benefited from six weeks of production from its newly acquired assets in the Netherlands. Current production rates are in excess of 25,000 boe/d.

> Maintained stable distributions of $0.17 per month, a rate that has remained constant since initial distribution in March 2003. Vermilion anticipates that this level of distribution will be sustainable through 2004 provided there are no significant negative changes to commodity prices.

> Provided a total year-to-date return to unitholders of 23.7%, comprised of 17.0% in capital appreciation and 6.7% in distributions.

> Closed the sale of Aventura for $5.10 per share in cash on May 6, 2004, yielding gross proceeds of $228 million ($165 million net to Vermilion).

> Closed the acquisition of producing properties in the Netherlands for $80.5 million (effective January 1, 2004). Vermilion acquired 5,900 boe/d of predominantly onshore producing gas properties for less than $14,000 per boe/d and less than $5.00 per boe of proven plus probable (P50) reserves.

> Contributed $10 million as a one-time payment to Vermilion's abandonment and reclamation fund, bringing the fund balance to $12.5 million. The Trust is committed to setting aside funds to ensure that Vermilion's reclamation obligations will be substantially funded when incurred.

> Completed the formation and initial financing of an international exploration company, Verenex, whose mandate will include the acceleration of Vermilion's exploration efforts in France. Vermilion holds a controlling equity position in Verenex (53.7%) following an initial financing that raised over $30 million.

> Entered into a joint venture agreement with Glacier Energy Limited ("Glacier"), a private oil and gas company, covering the development of coal bed methane and shallow gas on lands held by the Trust in central Alberta. The joint venture entails the sale of 50% of the Trust's working interest in the coalbed methane and shallow gas rights on over 40,000 acres of land for which Glacier issued approximately 5.4 million common shares to the Trust, initially representing an approximate 33% fully diluted equity interest in Glacier. Vermilion will also continue to participate directly in the development of these assets through its remaining working interest.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Tuesday, August 10, 2004. The conference call will begin at 4:00 p.m. EST (2:00 p.m.
MST). To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21056704 followed by the pound "#" key. The replay will be available until midnight eastern time on Tuesday, August 17, 2004.


                                       1
--------------------------------------------------------------------------------

HIGHLIGHTS

                                                                           THREE MONTHS        SIX MONTHS
                                                                                  ENDED             ENDED
                                                                               JUNE 30,          JUNE 30,
(UNAUDITED)                                                                        2004              2004
---------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues                                        $      87,420  $        165,030
Funds from operations                                                            41,684            76,787
     Per unit, basic (1)                                                           0.63              1.17
Distributions (2)                                                                30,579            60,924
     Per unit                                                                      0.51              1.02
     % Cash flow distributed                                                        73%               79%
Capital expenditures                                                             10,060            26,612
Acquisitions                                                                     85,479            85,479
Aventura proceeds                                                               164,585           164,585
Net debt (excluding financial derivatives and Verenex working capital)                             76,819
Trust units outstanding (1)
     Basic                                                                                     65,834,890
     Diluted                                                                                   69,679,790
Weighted average trust units outstanding (1)
     Basic                                                                                     65,421,802
     Diluted                                                                                   65,754,222
Unit trading
     High                                                                                 $         18.90
     Low                                                                                  $         15.25
     Close                                                                                $         17.95

OPERATIONS

Production
     Crude oil (bbls/d)                                                           9,238             9,582
     Natural gas liquids (bbls/d)                                                 2,114             2,244
     Natural gas (mcf/d)                                                         66,138            60,118
     Boe/d (6:1)                                                                 22,375            21,846
Average reference price
     WTI (US per bbl)                                                     $       38.32    $        36.73
     Brent (US per bbl)                                                           35.36             33.66
     AECO (CDN per mcf)                                                            7.00              6.71
Average selling price
     Crude oil (per bbl)                                                          49.58             46.65
     Natural gas liquids (per bbl)                                                39.78             36.27
     Natural gas (per mcf)                                                         6.76              6.83
Netbacks per boe (6:1)
     Operations netback                                                           24.47             23.07
     Cash flow netback                                                            20.47             19.31
     Operating costs                                                               6.72              6.45
     General and administration                                           $        1.67  $           1.62

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2)  Distributions are paid on issued trust units at each record date

The above table includes non-GAAP measurements, which may not be comparable to other companies. See MD&A for further discussion.


                                       2
--------------------------------------------------------------------------------

MANAGEMENT ADDITIONS

Vermilion continued to strengthen its management team during the second quarter. The Trust is pleased to welcome Mr. G.R. (Bob) MacDougall to the position of Chief Operating Officer and Mr. Greg Hay as General Manager, Netherlands.

Bob brings over 19 years of industry experience with a strong background in drilling, production and exploitation from ChevronTexaco. He worked in the drilling and completions department in Canada and the United States for seven years, involved in both onshore and offshore drilling and completions engineering and operations. Bob also worked as a production engineer for the Mitsue field before moving into exploitation and asset management. He spent the past four years as General Manager of Production and Operations for ChevronTexaco's Western Canada producing properties with responsibility for production, exploitation, operations and Health, Safety and Environment. Bob holds a B.Sc. Engineering with Distinction from the Technical University of Nova Scotia.

Greg brings close to 30 years of industry experience, primarily with Wintershall AG. Greg began his career working as a gas plant project engineer, reservoir and gas contracts engineer and production engineer. He took on progressively increasing roles of responsibilities until he was promoted to President and CEO of Wintershall Canada, a company with approximately 9,000 bopd of production. Greg was then transferred to Wintershall's Libya operation as General Manager with the primary role of developing a 120,000 b/d oil field. From there he became Managing Director of Wintershall's operations in the Netherlands where he was responsible for managing 40,000 boe/d of net production. Greg's experience in the Netherlands should prove a significant advantage to Vermilion's in country activities.

OUTLOOK

With the Netherlands acquisition and the disposition of Vermilion's interest in Aventura, the Trust has replaced over two times its 2003 production with high quality reserves, is in a strong position to sustain the current level of distributions, and has balance sheet flexibility that should make future acquisitions highly accretive. Vermilion will continue to pursue domestic and international investment opportunities.

The successful completion of the Netherlands acquisition increased the Trust's international production to nearly 50% of its total daily output and established a foothold in a new region with positive development and acquisition potential. While initial activities in the Netherlands will be focused on optimizing existing production, Vermilion is encouraged by the opportunities for incremental acquisitions and development drilling potential in future years.

The completion of the sale of Aventura yielded a cash infusion of $165 million, contributing to a reduction in Vermilion's net debt position to $77 million at the end of the second quarter, which represents approximately six months cash flow. Vermilion's efforts in Trinidad spanned a period of just over four years, with a total return on investment over that period of greater than 100%. In addition to the impact of Aventura, the Trust's current debt levels reflect its cash investment in Verenex ($5 million) and a one time $10 million contribution to the Trust's abandonment and reclamation fund.

Domestically, the joint venture agreement with Glacier will lead to an increase in domestic drilling activity and will improve Vermilion's understanding of coalbed methane potential on the associated acreage and on other lands held by the Trust. Unitholders will benefit from Vermilion's direct interest in these activities as well from the firm's equity position in Glacier. While the Trust's capital exposure in the program will be fairly modest in 2004, it is encouraged by the prospects for future growth.

The successful rollout of Verenex Energy Inc. will provide unitholders with exposure to a new exploration company without putting unitholder's capital at risk. Verenex will initially grow through the acceleration of the exploration program established by Vermilion in France, but will also seek out other international exploration, development and acquisition opportunities. To avoid any conflicts of interest, Verenex will target areas and properties that do not fit Vermilion's risk profile. Verenex' initial focus in this regard is in North Africa.


                                       3
--------------------------------------------------------------------------------

Non-residents own approximately 31% of its issued and outstanding units of Vermilion (not including exchangeables) and 29% if the exchangeable shares are included. This compares to 29% and 27%, respectively, at the end of the first quarter 2004. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated July 27, 2004 of Vermilion's operating and financial results for the three and six months ended June 30, 2004 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes, as contained in the Trust's 2003 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit which is expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net income and cash flow from operations.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled four wells (3.2 net) in the second quarter, resulting in two gas wells (1.7 net), one oil well (1.0 net) and one dry hole (0.5 net). The two gas wells are waiting tie-in. Vermilion's drilling efforts continue to focus on properties in the Drayton Valley region. The Trust is exploring initiatives that could lead to higher activity levels through third party participation. Included in these initiatives is the previously announced joint venture agreement with Glacier, which will target the exploration and development of coalbed methane and shallow gas reservoirs on approximately 40,000 acres of land in central Alberta. Glacier anticipates gross capital expenditures in the order of $7.0 million over the balance of 2004, in which Vermilion will participate for a 50% working interest.

DRILLING ACTIVITY (# OF WELLS)
-----------------------------------------------------------------------------------------------------------------
                     THREE MONTHS ENDED        THREE MONTHS ENDED          SIX MONTHS ENDED      SIX MONTHS ENDED
                          JUNE 30, 2004             JUNE 30, 2003             JUNE 30, 2004         JUNE 30, 2003
                      GROSS         NET         GROSS         NET         GROSS         NET     GROSS         NET
-----------------------------------------------------------------------------------------------------------------
CANADA
  Oil                     1         1.0             -           -             1         1.0         -           -
  Gas                     -           -             2         0.6             6         3.7         3         1.6
  Standing                2         1.7             -           -             2         1.7         -           -
  D&A                     1         0.5             -           -             2         0.7         -           -
-----------------------------------------------------------------------------------------------------------------
TOTAL                     4         3.2             2         0.6            11         7.1         3         1.6
=================================================================================================================
FRANCE
  Oil                     -           -             -           -             -           -         -           -
  Gas                     -           -             -           -             -           -         -           -
  Standing                -           -             -           -             1         1.0         -           -
  D&A                     -           -             -           -             -           -         -           -
-----------------------------------------------------------------------------------------------------------------
TOTAL                     -           -             -           -             1         1.0         -           -
=================================================================================================================
COMBINED
  Oil                     1         1.0             -           -             1         1.0         -           -
  Gas                     -           -             2         0.6             6         3.7         3         1.6
  Standing                2         1.7             -           -             3         2.7         -           -
  D&A                     1         0.5             -           -             2         0.7         -           -
-----------------------------------------------------------------------------------------------------------------
TOTAL                     4         3.2             2         0.6            12         8.1         3         1.6
=================================================================================================================


                                       4
--------------------------------------------------------------------------------

In addition to the Trust's drilling operations, Vermilion had one well drilled on its lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty.

In France, Vermilion successfully fracture stimulated the La Torche 2 well, resulting in a production rate increase from 90 b/d to 350 b/d. High fluid levels in this well indicate potentially higher productivity, but production is currently limited by equipment capacity. Vermilion is encouraged by the results and is currently evaluating a two to four well drilling program in the Champotran/La Torche region for 2005. The Trust is commencing a workover/stimulation program for wells in both the Aquitaine and Paris Basins in the third quarter of 2004.

In the Netherlands, Vermilion continues to move forward with staffing initiatives and plans to assume full operatorship of these properties by the fourth quarter of 2004. No significant capital programs are planned in the Netherlands in 2004 with the exception of the scheduled drilling of the Zuidwal A-10 well. Preparations are underway to mobilize a jack-up rig onto this location later this summer. This well, which is targeting a potential extension of the existing gas pool, should commence drilling in September 2004.

-----------------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY (6:1)
                                 THREE MONTHS ENDED JUNE 30, 2004          SIX MONTHS ENDED JUNE 30, 2004
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-----------------------------------------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                         5,627         47.25    13,502           5,964         49.89    14,279      65
     France                         5,725          1.60     5,991           5,862          1.58     6,125      28
     Netherlands(1)                     -         17.29     2,882               -          8.65     1,442       7
-----------------------------------------------------------------------------------------------------------------
     Total                         11,352         66.14    22,375          11,826         60.12    21,846     100
-----------------------------------------------------------------------------------------------------------------
(1) Effective from May 19th, 2004

                                 THREE MONTHS ENDED JUNE 30, 2003          SIX MONTHS ENDED JUNE 30, 2003
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-----------------------------------------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                         7,296         62.66    17,739           7,152         64.03    17,824      74
     France                         6,107          1.36     6,334           6,046          1.39     6,279      26
-----------------------------------------------------------------------------------------------------------------
     Total                         13,403         64.02    24,073          13,198         65.42    24,103     100
-----------------------------------------------------------------------------------------------------------------

Second quarter production in Canada averaged 5,627 bbls/d of oil and NGL's and
47.3 mmcf/d of natural gas compared to 6,300 bbls/d of oil and NGL's and 52.5 mmcf/d of natural gas in the first quarter of 2004. Plant turnarounds at many of Vermilion's facilities, combined with wet spring conditions resulted in production interruptions of approximately 500 boe/d during the quarter. Current production levels in Canada are approximately 5,100 bbls/d of oil and NGL's and 49 mmcf/d of natural gas.

Production in France declined to 5,991 boe/d in the second quarter from 6,262 boe/d in the first quarter of 2004. Some production was shut in at Champotran to facilitate workover operations on the LaTorche 2 well. Other than a small participating interest in Verenex's drilling program, Vermilion does not plan to drill any additional wells in 2004. The Trust's remaining workover program is expected to sustain or improve current production levels of approximately 6,100 boe/d in France through the balance of the year.

Production in the Netherlands was included in the Trust's operating results effective from May 19, 2004 and is expected to average 5,900 boe/d for the remainder of 2004. The full impact of these volumes will be reflected in the Trust's results in the third quarter of 2004.


                                       5
--------------------------------------------------------------------------------

FINANCIAL REVIEW

The Trust generated cash flow of $41.7 million ($0.63 per unit) in the second quarter of 2004, compared to $35.1 million ($0.54 per unit) in the first quarter of 2004. The Trust's distributions in the second quarter totalled $30.6 million or $0.51 per unit for a payout ratio of 73%. The year-to-date payout ratio is approximately 79% of total cash flow. Capital expenditures in the quarter totalled $10.1 million. Vermilion injected $10 million into the Trust's reclamation fund to provide for future abandonment liabilities and made a direct cash investment in Verenex of approximately $5.0 million.

Oil and gas prices for the year and for the second quarter of 2004 remained strong in comparison with the corresponding periods in 2003. The WTI reference price for oil averaged $36.73 per bbl for the six month period, Dated Brent was $33.66 US per bbl and AECO reference price for gas was $6.71 Cdn per mcf. This compares to $31.39 per bbl for WTI, $28.77 per bbl for Brent and $7.57 per mcf, Cdn AECO for the first six months of 2003. While oil prices were stronger this year over last, gas prices were $0.86 Cdn AECO per mcf less than the first six months of 2003. Year over year increase in the Cdn/US exchange rate negatively impacted realized Canadian dollar oil prices offsetting some of the gains recorded from increased pricing levels. While the first half 2003 Cdn AECO prices were stronger than the pricing in 2004, Vermilion's gas hedging in 2003 lowered our realized price to make it similar to 2004 pricing. In 2004, Vermilion's operating netback equalled $23.07 per boe, up 3% over the $22.36 reported for the first six months of 2003. The cash flow netback of $19.31 per boe for the first six months was up 10% over the $17.50 recorded in 2003. Cash flow netbacks were stronger due to pricing and the fact that 2003 netbacks included the impact of the one-time cash costs incurred in the re-organization of Vermilion into a Trust.

Total revenues for the first half of 2004 were $165.0 million compared to $168.7 million for the first half of 2003 and $87.4 million in the second quarter of 2004 compared to $81.1 million for the corresponding period in 2003. Vermilion's combined crude oil & NGL price was $44.68 per bbl ($47.75 per bbl for the quarter) for the first half of 2004, an increase of 5% over the $42.62 per bbl ($38.43 per bbl for the quarter) reported for the first half of 2003. The natural gas price realized in the first half of 2004 was $6.83 per mcf ($6.76 per mcf for the quarter) compared to $6.70 per mcf ($6.38 per mcf for the quarter) realized a year ago, a 2% year-over-year increase.

Net earnings from continuing operations in the year decreased to $23.5 million ($0.36 per unit) from $29.9 million ($0.52 per unit) in the first half of 2003. Earnings in the year were affected by the new accounting policies adopted in the year. The most significant changes to pre-tax earnings were unit compensation expense which added an additional expense of $11.0 million or $2.77 per boe and the loss on derivative instruments which decreased pre-tax earnings by $19.8 million or $4.99 per boe. Earnings from discontinued operations were as a result of the sale of Aventura.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for 13,632 GJ/d remain in place for the calendar year of 2004 with various price structures resulting in an average floor price of $4.71/GJ. Vermilion has WTI hedges covering 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar swaps in place covering its oil hedge positions for 2004 totalling US$32.0 million of currency hedges averaging approximately US$0.71 per CDN dollar.


                                       6
--------------------------------------------------------------------------------

The impact of Vermilion's hedging program reduced cash netbacks by $3.09 per boe on a combined basis for the six month period ended June 30, 2004, compared to a hedging loss of $2.70 per boe in the first six months of 2003. Oil hedging resulted in a $12.8 million loss for the year, $3.22 per boe for the year and $3.59 per boe for the quarter. For the same period in 2003, oil hedging resulted in a $9.3 million loss for the year, $1.96 per boe for the year and $1.02 per boe for the quarter. For the first six months the Trust recorded a net gain from its currency hedges totalling $0.9 million, $0.23 per boe for the year and $0.45 for the quarter. This compares to a gain of $1.8 million in the six months ended 2003, $0.41 per boe for the year and $0.61 for the quarter.

Total royalties, net of ARTC, decreased to $8.99 per boe ($8.33 per boe in the quarter) in the first half of 2004 or 22% of sales compared with $9.43 per boe ($9.38 per boe in the quarter) or 24% of sales in the first half of 2003. The decrease is due mostly to the fact that the gas royalties have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not fluctuate with price changes. In the Netherlands, Vermilion pays no royalties on its production base and the full impact of this royalty-free production will be reflected in the third quarter.

Operating costs increased to $6.45 per boe ($6.72 per boe in the quarter) in the first half of 2004 from $5.62 per boe ($5.79 in the quarter) in the first half of 2003. In Canada, declining production volumes resulted in year over year increases in costs per boe. In France, operating costs are up due primarily to the increase in maintenance work performed in the second quarter. The production in the Netherlands reflects operating costs of $6.49 per boe from closing on May 19, 2004 to the end of the second quarter.

General and administrative expenses for the year increased to $1.62 per boe ($1.67 per boe for the quarter) from $1.23 per boe ($1.31 per boe in the quarter) in the first half of 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes.

Interest expense decreased to $0.53 per boe ($0.39 per boe in the quarter) for the first half of 2004 from $0.97 per boe ($1.00 per boe in the quarter) for the corresponding period in 2003 as a result of lower average debt levels due to the December 2003 financing issue combined with the sale of Aventura.

Depletion and depreciation expenses increased from $10.49 per boe ($10.57 per boe in the quarter) in the first half of 2003 to $10.89 per boe ($10.93 per boe for the quarter) in the first half of 2004. The increase is due mainly to the increase of finding and development costs in Canada.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

The Trust's current tax provision has increased to $1.63 per boe in 2004 from $0.63 per boe in the first six months of 2003. The current provision is based on an estimated $8 million tax liability in France and an estimated $9 million tax liability in the Netherlands for the year, while in Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. During the period ended June 30, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the six months ended June 30, 2004.


                                       7
--------------------------------------------------------------------------------

A foreign exchange gain of $0.56 per boe ($0.67 for the quarter) was recorded for the first half of 2004 with a loss of $0.37 per boe ($0.75 per boe for the quarter) in the first half of 2003. The gain is related to the strengthening Euro and the resulting positive impact on working capital in our France operations.

Capital spending for the first six months totalled $112 million compared to $28 million spent in the first six months of 2003. Of this total approximately $85 million relates to the acquisition in the Netherlands with the remainder spent on drilling and development activities.

CAPITAL EXPENDITURES ($000'S)
-----------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2004     JUNE 30, 2003           JUNE 30, 2004     JUNE 30, 2003
                                                TOTAL             TOTAL                   TOTAL             TOTAL
-----------------------------------------------------------------------------------------------------------------
Land                                        $     108           $   328             $       272        $      653
Seismic                                           138                66                     213             1,120
Drilling and completion                         1,776             1,905                  13,726             4,307
Production equipment and facilities             3,479             1,811                   6,249             5,345
Workovers                                       2,920             4,303                   3,990             6,565
Other                                           1,639                99                   2,162             3,776
-----------------------------------------------------------------------------------------------------------------
                                               10,060             8,512                  26,612            21,766
Acquisitions                                   85,479                 -                  85,479             5,761
-----------------------------------------------------------------------------------------------------------------
Total                                         $95,539            $8,512                $112,091           $27,527
-----------------------------------------------------------------------------------------------------------------

Vermilion's debt (net of working capital) on June 30, 2004 was $77 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. There were no changes to Vermilion's credit facility in the second quarter. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources and owned by the Trust. Contributions in the second quarter totaled $10.4 million. The contribution in the second quarter included a one-time payment of $10 million as a result of a decision by management to use a portion of the proceeds from the sale of Aventura to build the fund to a more meaningful level. The Trust will continue to make contributions to the fund on a unit-of-production basis. For 2004, the contribution rate has been set at $0.25 per boe. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $30.6 million compared to $25.9 million for the same period in 2003. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 17 continuous months of distributions at this level.

During the year over 850,000 units were issued on conversion of exchangeable shares, unit rights exercised, bonus plan and distribution reinvestment plan. Unitholders' capital increased during the quarter as a result of the issuance of those units. This increase in equity was offset by cash distributions of $60.9 million in the year.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a mark-to-market basis. The fair value of derivatives in the period resulted in a $4.99 pre-tax per boe reduction to earnings.


                                       8
--------------------------------------------------------------------------------

In 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.21 per boe in the year.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in the year was $2.77 per boe.

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment. Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.

The Trust made a strategic decision to sell its interest in Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $64.5 million (net of tax) gain on the sale of shares, which was recorded in the second quarter.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.


                                       9
--------------------------------------------------------------------------------

NETBACKS (6:1)
                                                                                                THREE         SIX
                                                                                               MONTHS      MONTHS
                                               THREE MONTHS                    SIX MONTHS       ENDED       ENDED
                                        ENDED JUNE 30, 2004           ENDED JUNE 30, 2004  JUNE 30/03  JUNE 30/03
------------------------------------------------------------------------------------------------------------------
                                  Oil &   Natural               Oil &   Natural            (Restated)  (Restated)
                                   NGLs       Gas     TOTAL      NGLs       Gas     TOTAL       Total       Total
                                  $/BBL     $/MCF     $/BOE     $/BBL     $/MCF     $/BOE       $/BOE       $/BOE
------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                            $46.19     $7.39    $45.10    $44.14     $7.17    $43.48      $39.83      $42.25
Realized hedging loss             (5.76)    (0.09)    (2.72)    (5.48)    (0.04)    (2.44)      (0.96)      (2.42)
Royalties (net)                   (9.63)    (2.14)   (11.52)    (9.91)    (2.13)   (11.58)     (11.31)     (11.20)
Transportation                    (0.06)    (0.17)    (0.61)    (0.06)    (0.17)    (0.63)      (0.60)      (0.62)
Lifting Costs                     (7.26)    (0.88)    (6.10)    (7.14)    (0.87)    (6.02)      (5.36)      (5.12)
------------------------------------------------------------------------------------------------------------------
Operating netback                $23.48     $4.11    $24.15    $21.55     $3.96    $22.81      $21.60      $22.89
------------------------------------------------------------------------------------------------------------------
FRANCE
Price                            $49.29     $4.80    $48.38    $45.24     $4.94    $44.57      $33.63      $38.87
Realized hedging loss             (6.62)        -     (6.32)    (5.58)        -     (5.34)      (1.57)      (3.51)
Royalties (net)                   (5.28)    (0.42)    (5.16)    (5.18)    (0.37)    (5.05)      (3.95)      (4.39)
Transportation                    (3.82)        -     (3.65)    (3.62)        -     (3.47)      (3.44)      (3.06)
Lifting Costs                     (7.90)    (2.56)    (8.23)    (7.08)    (2.53)    (7.43)      (7.02)      (7.05)
------------------------------------------------------------------------------------------------------------------
Operating netback                $25.67     $1.82    $25.02    $23.78     $2.04    $23.28      $17.65      $20.86
------------------------------------------------------------------------------------------------------------------
NETHERLANDS
Price                        $        -     $5.23    $31.39$        -     $5.23    $31.39  $        -  $        -
Realized hedging loss                 -         -         -         -         -         -           -           -
Royalties (net)                       -         -         -         -         -         -           -           -
Transportation                        -         -         -         -         -         -           -           -
Lifting Costs                         -     (1.08)    (6.49)        -     (1.08)    (6.49)          -           -
------------------------------------------------------------------------------------------------------------------
Operating netback            $        -     $4.15    $24.90$        -     $4.15    $24.90  $        -  $        -
------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                            $47.75     $6.76    $44.21    $44.68     $6.83    $42.99      $38.19      $41.36
Realized hedging loss             (6.19)    (0.07)    (3.34)    (5.53)    (0.04)    (3.09)      (1.12)      (2.70)
Royalties (net)                   (7.44)    (1.54)    (8.33)    (7.56)    (1.78)    (8.99)      (9.38)      (9.43)
Transportation                    (1.96)    (0.12)    (1.35)    (1.82)    (0.14)    (1.39)      (1.34)      (1.25)
Lifting Costs                     (7.58)    (0.97)    (6.72)    (7.11)    (0.94)    (6.45)      (5.79)      (5.62)
------------------------------------------------------------------------------------------------------------------
Operating Netback                $24.58     $4.06    $24.47    $22.66     $3.93    $23.07      $20.56      $22.36
------------------------------------------------------------------------------------------------------------------
General & administrative                            $ (1.67)                      $ (1.62)    $ (1.31)    $ (1.23)
Reorganization costs                                      -                             -           -       (2.02)
Interest                                              (0.39)                        (0.53)      (1.00)      (0.97)
Foreign exchange                                       0.05                          0.02           -       (0.01)
Current and capital taxes                             (1.99)                        (1.63)      (0.60)      (0.63)
------------------------------------------------------------------------------------------------------------------
Cash flow netback                                    $20.47                        $19.31      $17.65      $17.50
------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                           (10.93)                       (10.89)     (10.57)     (10.49)
Future income taxes                                    3.39                          4.92        8.80        4.72
Deferred financing charges                                -                             -       (0.03)      (0.06)
Foreign exchange                                       0.62                          0.54       (0.75)      (0.36)
Trust units issued                                        -                             -           -       (3.85)
Accretion expense                                     (0.25)                        (0.21)      (0.13)      (0.13)
Unrealized loss on derivative instruments             (3.81)                        (4.99)          -           -
Gain (loss) from discontinued operations              31.23                         16.22       (0.21)      (0.28)
Fair value of stock compensation                      (1.47)                        (2.77)      (0.76)      (0.48)
------------------------------------------------------------------------------------------------------------------
Earnings netback                                     $39.25                        $22.13      $14.00     $  6.57
------------------------------------------------------------------------------------------------------------------

The above table includes non-GAAP measurements which may not be comparable to other companies.


                                       10
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)

                                                                                       JUNE 30,      DECEMBER 31,
                                                                                           2004              2003
------------------------------------------------------------------------------------------------------------------
                                                                                               (Restated Notes 3,4*)
ASSETS

Current
       Cash and cash equivalents                                                      $  59,126         $  44,320
       Assets held for sale (Note 4)                                                          -            94,156
       Accounts receivable                                                               45,075            37,178
       Crude oil inventory                                                                1,130             3,477
       Fair value of derivative instruments (Note 14)                                     1,561                 -
       Prepaid expenses and other                                                         3,355             2,949
------------------------------------------------------------------------------------------------------------------
                                                                                        110,247           182,080

Deferred charges for derivative instruments (Note 14)                                     8,543                 -
Long-term investment (Note 6)                                                             5,439                 -
Reclamation fund (Note 2)                                                                12,481             1,678
Capital assets (Note 6)                                                                 669,983           580,260
------------------------------------------------------------------------------------------------------------------
                                                                                       $806,693          $764,018
==================================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities                                       $  87,184         $  78,515
       Distributions payable to unitholders                                              10,210            10,065
       Income taxes payable                                                               6,465             4,966
       Fair value of derivative instruments (Note 14)                                    22,379                 -
       Liabilities related to assets held for sale (Note 4)                                   -             8,290
------------------------------------------------------------------------------------------------------------------
                                                                                        126,238           101,836

Fair value of derivative instruments (Note 14)                                            7,551                 -
Long-term debt (Note 7)                                                                  53,234           135,558
Asset retirement obligation (Notes 3 and 6)                                              49,970            15,570
Future income taxes (Note 8)                                                            140,214           145,547
------------------------------------------------------------------------------------------------------------------
                                                                                        377,207           398,511
------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST                                                                 16,574                 -
------------------------------------------------------------------------------------------------------------------

Unitholders' equity
       Unitholders' capital (Note 9)                                                    223,550           209,379
       Exchangeable shares (Note 9)                                                      11,188            11,276
       Contributed surplus (Note 9)                                                      14,558            10,100
       Accumulated earnings                                                             323,469           233,681
       Accumulated cash distributions                                                  (159,853)          (98,929)
------------------------------------------------------------------------------------------------------------------
                                                                                        412,912           365,507
------------------------------------------------------------------------------------------------------------------
                                                                                       $806,693          $764,018
==================================================================================================================

* Prior year financial statements have been restated in accordance with accounting changes required by changes to the Canadian Institute of Chartered Accountants handbook.


                                       11
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                           THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                     JUNE 30,        June 30,          JUNE 30,          June 30,
                                                         2004            2003              2004              2003
------------------------------------------------------------------------------------------------------------------
                                                          (Restated Notes 3,4)                (Restated Notes 3,4)
Revenue:
       Petroleum and natural gas revenue              $87,420         $81,094          $165,030          $168,673
       Royalties (Net)                                 16,963          20,412            35,734            41,134
------------------------------------------------------------------------------------------------------------------
                                                       70,457          60,682           129,296           127,539
------------------------------------------------------------------------------------------------------------------
Expenses:
       Production                                      13,684          12,692            25,632            24,522
       Transportation                                   2,745           2,945             5,510             5,465
       Accretion expense (Note 3)                         516             284               827               568
       Unit compensation expense (Note 9)               2,993           1,668            11,032             2,107
       Loss on derivative instruments (Note 14)        11,959               -            26,236                 -
       Interest on long-term debt                         793           2,253             2,123             4,508
       General and administrative                       3,402           2,866             6,460             5,371
       Reorganization costs                                 -               -                 -            25,628
       Foreign exchange loss (gain)                    (1,347)          1,656            (2,223)            1,602
       Depletion and depreciation                      22,252          23,155            43,299            45,757
------------------------------------------------------------------------------------------------------------------
                                                       56,997          47,519           118,896           115,528
------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, non-controlling
   Interest and discontinued operations                13,460          13,163            10,400            12,011
------------------------------------------------------------------------------------------------------------------
Income taxes (recovery):
       Future (Note 8)                                 (6,912)        (19,280)          (19,565)          (20,616)
       Current                                          4,000           1,196             6,199             2,480
       Capital                                             47             111               266               254
------------------------------------------------------------------------------------------------------------------
                                                       (2,865)        (17,973)          (13,100)          (17,882)
------------------------------------------------------------------------------------------------------------------
Other item:
       Non-controlling interest                             2               -                 2                 -
------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                16,327          31,136            23,502            29,893
       Net earnings (loss) from discontinued
          operations (Note 4)                          63,591            (464)           64,486            (1,227)
------------------------------------------------------------------------------------------------------------------
Net earnings                                           79,918          30,672            87,988            28,666
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period
   as previously reported                             241,751         183,031           240,493           183,751
Changes in accounting polices (Note 3)                  1,800           2,016            (5,012)            3,302
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of
   Period, as restated                                243,551         185,047           235,481           187,053
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                  $323,469        $215,719          $323,469          $215,719
==================================================================================================================
Net earnings from continuing operations per trust unit:
       Basic                                     $       0.25     $      0.54      $       0.36        $     0.52
       Diluted                                   $       0.25     $      0.54      $       0.36        $     0.52
------------------------------------------------------------------------------------------------------------------

Net earnings per trust unit (Note 11):
       Basic                                      $      1.22     $      0.53      $       1.34        $     0.50
       Diluted                                    $      1.22     $      0.52      $       1.34        $     0.49
------------------------------------------------------------------------------------------------------------------

Weighted average trust units outstanding
       Basic                                       65,657,880      57,633,556        65,421,802        57,630,891
       Diluted                                     65,935,703      57,634,749        65,754,222        57,950,581
------------------------------------------------------------------------------------------------------------------


                                       12
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S EXCEPT PER UNIT AMOUNTS, UNAUDITED)

                                                           THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                     JUNE 30,        June 30,          JUNE 30,          June 30,
                                                         2004            2003              2004              2003
------------------------------------------------------------------------------------------------------------------
                                                         (Restated Notes 3,4)                (Restated Notes 3,4)
Cash and cash equivalents provided by (used in):
OPERATING
      Net earnings (loss)                             $79,918         $30,672           $87,988           $28,666
      Items not affecting cash:
         Depletion and depreciation                    22,252          23,155            43,299            45,757
         Amortization of deferred charges
            for derivative instruments                  2,596               -             5,884                 -
         Unrealized loss on derivative instruments      5,165               -            13,942                 -
         Unit compensation expense                      2,993           1,668            11,032             2,107
         Accretion expense                                516             284               827               568
         Unrealized foreign exchange loss (gain)       (1,251)          1,636            (2,132)            1,582
         Amortized deferred financing costs                 -              65                 -               257
         Non-controlling interest                          (2)              -                (2)                -
         Trust units issued on cancellation
            of employee stock options                       -               -                 -            16,817
         (Earnings) loss from discontinued
            operations                                (63,591)            464           (64,486)            1,227
         Future income taxes (Recovery)                (6,912)        (19,280)          (19,565)          (20,616)
------------------------------------------------------------------------------------------------------------------
      Funds from operations                            41,684          38,664            76,787            76,365
      Asset retirement costs incurred                    (167)           (221)             (355)             (245)
      Changes in non-cash working capital              (5,856)            973           (16,212)          (34,589)
------------------------------------------------------------------------------------------------------------------
                                                       35,661          39,416            60,220            41,531
------------------------------------------------------------------------------------------------------------------
INVESTING
      Proceeds on sale of Aventura                    164,585               -           164,585                 -
      Drilling and development of petroleum
         and natural gas properties                   (10,060)         (8,512)          (26,612)          (21,766)
      Cash acquired through acquisition of subsidiary      62               -                62                 -
      Deposit for petroleum and natural
         gas acquisition                                7,752               -                 -                 -
      Acquisition of petroleum and
         natural gas property                         (64,474)              -           (64,474)                -
      Contributions to reclamation fund               (10,414)           (555)          (10,804)             (555)
------------------------------------------------------------------------------------------------------------------
                                                       87,451          (9,067)           62,757           (22,321)
------------------------------------------------------------------------------------------------------------------
FINANCING
      Increase (decrease) in long-term debt          (104,582)         (5,986)          (82,324)           11,165
      Increase in deferred charges                          -             (25)                -               (25)
      Issue of trust units for cash, net of
         issue costs                                    3,103               -             6,468                 -
      Issue of common shares for cash,
         net of issue costs                                 -               -                 -             1,201
      Cash acquired on shares issued by
         subsidiary, net of share issue costs          24,166               -            24,166                 -
      Distribution reinvestment plan                    1,767             971             2,841               971
      Cash distributions                              (30,506)        (26,586)          (60,779)          (35,394)
------------------------------------------------------------------------------------------------------------------
                                                     (106,052)        (31,626)         (109,628)          (22,082)
------------------------------------------------------------------------------------------------------------------
      Foreign exchange gain (loss) on cash
         held in a foreign currency                       821            (308)            1,457              (776)
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                17,881          (1,585)           14,806            (3,648)
Cash and cash equivalents, beginning of period         41,245          20,461            44,320            22,524
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $59,126         $18,876           $59,126           $18,876
==================================================================================================================
Cash payments
      Taxes                                         $   5,745        $  1,859          $  5,777           $22,322
      Interest                                      $     560        $  2,225          $  1,915          $  5,505
------------------------------------------------------------------------------------------------------------------

                                       13
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003, UNAUDITED
(000'S EXCEPT UNIT AND PER UNIT AMOUNTS)

1.       BASIS OF PRESENTATION

         Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture. Vermilion Resources Ltd. (the "Company") is a wholly owned subsidiary of the Trust.

         Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Vermilion Resources Ltd. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2003 except for the changes in accounting policies (Note 3) and the treatment of Aventura Energy Inc. ("Aventura"), a 72% owned subsidiary, as discontinued operations (Note 4). Certain of the significant accounting policies have been included in Note 2. The interim consolidated financial statements should be read in conjunction with the Trust's 2003 Annual Report.

         On June 29, 2004, Verenex Energy Inc. ("Verenex") a subsidiary, and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts in France. Effective June 29, 2004, the Company has accounted for the investment by consolidating the operations of Verenex with their own using the purchase method of accounting.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Per Unit Amounts`

         Net earnings per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

         b)       Long-Term Investment

         The Trust's investment in Glacier Energy Limited is accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for net earnings or loss and reduced by dividends paid to the Trust.

         The Trust reviews and evaluates the carrying value of its investment annually. More frequent reviews are conducted as conditions necessitate. In the event a decrease in the value of the investment is other than a temporary decline, the investment is written down to recognize the loss.


                                       14
--------------------------------------------------------------------------------

         c)      Reclamation Fund

         A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contribution levels are reviewed annually and are currently made on the basis of $0.25 per barrel of oil equivalent of production in Canada and France. The Trust made a one-time payment in the quarter of $10 million, using a portion of the proceeds from the sale of Aventura.

         d)      Income Taxes

         Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.

         The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

         In the Trust structure, payments made between the Company and the Trust result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

         e)      Distributions

         The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments and, if applicable, funding future removal and site restoration reserves.

         f)       Discontinued Operations

         On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining subsidiaries. The financial position and results of operations of Aventura previously reported in the Trust's annual audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and previous unaudited interim consolidated financial statements have been restated and are now reported as discontinued operations (Note 4).


                                       15
--------------------------------------------------------------------------------

         g)       Transportation Costs

         Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 Generally Accepted Accounting Principles ("GAAP"), which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and has separately recorded transportation as an expense on the consolidated statements of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per trust unit calculations, or cash flow for the Trust.

3.       CHANGES IN ACCOUNTING POLICY

         a)       Hedging Relationships

         On January 1, 2004, the Trust adopted the amendments made to Accounting Guideline 13 ("AcG-13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Trust has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly, will account for all these derivatives financial instruments using the mark-to-market accounting method. The impact on the Trust's consolidated financial statements at January 1, 2004 resulted in the recognition of financial instrument assets with a fair value of $3,386, financial instrument liabilities with a fair value of $17,813 and a net deferred charge of $14,427, which will be recognized into net earnings over the life of the associated contracts. At June 30, 2004, it is estimated that over the following 12 months $6,171 ($3,777 net of tax) will be reclassified into net earnings from deferred charges.

         As this change in policy did not require retroactive restatement, the effect on the June 30, 2004 statement of earnings was as follows:
         Amortization of the initial deferred charge of $5,884 ($2,596 for the second quarter) is charged to revenue on the consolidated statement of earnings. The loss on financial instruments includes the unrealized fair value loss of $13,942 ($5,165 for the second quarter) and settled losses of $12,294 ($6,794 for the second quarter).

         b)      Capital Assets

         Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with Canadian Institute of Chartered Accountants ("CICA") section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

         If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.


                                       16
--------------------------------------------------------------------------------

         Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

         c)       Asset Retirement Obligations

         The Trust accounts for its asset retirement obligations under the new CICA Handbook, section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the future retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value determined as the estimated future costs discounted to the present value and subsequently adjusted for the accretion of the discount factor and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Previously, the Trust recognized a provision for future site restoration based on the unit-of-production method applied to the estimated future liability.

         This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:

         Consolidated Balance Sheet - as at December 31, 2003:

                                                            AS REPORTED (1)            CHANGE           AS RESTATED
                                                            -------------------------------------------------------
         Capital Assets                                            $573,042            $7,218              $580,260
         Site restoration and abandonment                            13,498           (13,498)                    -
         Asset retirement obligations                                     -            15,570                15,570
         Future Income taxes                                        143,689             1,858               145,547
         Accumulated earnings                                      $230,393            $3,288              $233,681

         Consolidated Statement of Earnings and Accumulated Earnings - six months ended June 30, 2003

                                                            AS REPORTED (1)            CHANGE           AS RESTATED
                                                            -------------------------------------------------------
         Depletion and depreciation                                 $46,313             $(556)              $45,757
         Accretion                                                        -               568                   568
         Future income taxes                                        (20,612)               (4)              (20,616)
         Net earnings                                               $28,674           $    (8)              $28,666

         Consolidated Statement of Earnings and Accumulated Earnings - three months ended June 30, 2003

                                                            AS REPORTED (1)            CHANGE           AS RESTATED
                                                            -------------------------------------------------------
         Depletion and depreciation                                 $23,433             $(278)              $23,155
         Accretion                                                        -               284                   284
         Future income taxes                                        (19,278)               (2)              (19,280)
         Net earnings                                               $30,676           $    (4)              $30,672

         (1) "As reported" amounts have been adjusted to reflect the classification of Aventura as discontinued operations, and the adjustment to stock compensation.

         There was no effect on basic and diluted net earnings per trust unit for the six and three months ended June 30, 2003.

         The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.


                                       17
--------------------------------------------------------------------------------

         The Trust has estimated the net present value of its asset retirement obligations to be $49,970 as at June 30, 2004 based on a total future liability of $172,895: these payments are expected to be made over the next 49 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

         The following table reconciles the Trust's total asset retirement obligation:

                                                             JUNE 30, 2004    JUNE 30, 2003
         ----------------------------------------------------------------------------------
         Carrying amount, beginning of period                      $15,570         $14,185
         Increase in liabilities in the period                      33,928           1,151
         Settlement of liabilities in the period                         -               -
         Disposition of liabilities in the period                     (355)         (1,018)
         Accretion expense                                             827             568
         ----------------------------------------------------------------------------------
         Carrying amount, end of period                            $49,970         $14,886
         ----------------------------------------------------------------------------------

         d)       Trust Unit Rights Incentive Compensation

         The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions as described in Note
         10. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and unit compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

         Compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying price of the Trust units. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

         Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders capital.

         The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur.

         The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation and other Stock Based Payments of the CICA Handbook as at January 1, 2004. The section requires that unit based compensation be recorded by the Trust.

         The decision was made to adopt the new policy retroactively for the Trust and Aventura resulting in a charge to accumulated earnings on the December 2003 balance sheet of $10,100. The expense related to the period ended June 30, 2003 was a charge to unit compensation expense of $2,107. During the quarter, Aventura was sold and $1.8 million of accumulated earnings recorded at December 2003 was removed from contributed surplus.


                                       18
--------------------------------------------------------------------------------

4.       DISCONTINUED OPERATIONS

         On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million and was accounted for as follows:

         Gross sale proceeds                                                                              $ 164,585
         Book value of investment in Aventura                                                                84,188
         ----------------------------------------------------------------------------------------------------------
         Gain on sale of Aventura                                                                         $  80,397
         Future income taxes                                                                                 14,233
         ----------------------------------------------------------------------------------------------------------
         Net gain on sale of Aventura                                                                     $  66,164
         ==========================================================================================================

         The proceeds were used to repay the Trust's revolving bank facility in Canada.

         The Trust restated its prior period financial statements to reflect the Aventura net assets as `held for sale' and to separately classify the operating results of Aventura from the operating results of continuing operations.

         Details of the assets held for sale and the related liabilities are as follows:

                                                                                                  DECEMBER 31, 2003
         ----------------------------------------------------------------------------------------------------------
         Current assets                                                                                    $  8,559
         Petroleum and natural gas interests                                                                 85,597
         ----------------------------------------------------------------------------------------------------------
         Total assets held for sale                                                                          94,156
         ----------------------------------------------------------------------------------------------------------

         Current liabilities                                                                               $  1,371
         Future income taxes                                                                                  6,919
         ----------------------------------------------------------------------------------------------------------
         Total liabilities held for sale                                                                      8,290
         ----------------------------------------------------------------------------------------------------------
                                                                                                            $85,866
         ==========================================================================================================

         The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and Accumulated Earnings includes the following:

                                                  THREE MONTHS        SIX MONTHS     THREE MONTHS        SIX MONTHS
                                                        ENDED              ENDED            ENDED             ENDED
                                                 JUNE 30, 2004     JUNE 30, 2004    JUNE 30, 2003     JUNE 30, 2003
         ----------------------------------------------------------------------------------------------------------
         Revenue                                        $1,191            $4,121           $2,765           $ 5,718

         Earnings (loss) before income taxes            (2,910)           (1,938)            (509)             (676)
         Income taxes (Recovery)                          (337)             (260)             (45)              551
         ----------------------------------------------------------------------------------------------------------
         Net earnings (loss) from
            discontinued operations                     (2,573)           (1,678)            (464)           (1,227)
         Net gain on sale                               66,164            66,164                -                 -
         ----------------------------------------------------------------------------------------------------------
                                                       $63,591           $64,486          $  (464)          $(1,227)
         ==========================================================================================================

         The Aventura operations, which have been disclosed as assets held for sale and restated as discontinued operations, comprised the Trinidad segment. Continuing operations include the Canada, France and Netherlands segments only.


                                       19
--------------------------------------------------------------------------------

5.       TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

         Under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

         Petroleum and natural gas assets and equipment                  $19,509
         Future income tax asset                                           5,461
         -----------------------------------------------------------------------
         Total assets transferred                                        $24,970
         Provision for site restoration and abandonment                       89
         -----------------------------------------------------------------------
         Net assets transferred and reduction in share capital           $24,881
         =======================================================================

         Associated with the Plan of Arrangement in the six months ended June 30, 2003, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.

6.       INVESTMENT, ACQUISITIONS AND DISPOSITION

         On June 29, 2004, Verenex Energy Inc. (a subsidiary) and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts in France. Vermilion sold to Verenex exploration interests in France and a royalty on a producing oil and gas asset in Alberta in exchange for shares and subscribed for $5 million of shares of Verenex through Verenex's $30.8 million private placement. The sale of assets were recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction. Accordingly, the Trust holds 12.1 million of the Verenex shares representing 53.7% of the outstanding shares. Effective June 29, 2004, the Trust has accounted for the investment by consolidating net assets and operations of Verenex.

         Effective June 16, 2004, the Trust purchased 5.4 million shares of Glacier Energy Limited for consideration of 50% of the Trust's working interest in the coalbed methane and shallow gas rights over certain of its lands. The Trust owns approximately 38% of Glacier and accounts for the investment using the equity method.

         On May 19, 2004, the Trust acquired $80.5 million of producing properties in the Netherlands, effective January 1, 2004. The adjusted cash closing cost on May 19, 2004 was $64.5 million. Details are as follows:

         Petroleum and natural gas assets and equipment               $ 119,355
         Asset retirement obligation                                    (33,876)
         -----------------------------------------------------------------------
                                                                         85,479
         Accounts payable and accrued liabilities                       (21,005)
         -----------------------------------------------------------------------
         Cash paid                                                    $  64,474
         =======================================================================

         Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura for consideration of 212,059,512 common shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increased the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale. On May 6, 2004, the Company sold its shares in Aventura (see Note 4).


                                       20
--------------------------------------------------------------------------------

7.       LONG-TERM DEBT

         At June 30, 2004, the Trust had a line of credit of $240 million with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $1 million included in the $240 million facility has been placed in France to assist cash-management practices.

8.       FUTURE INCOME TAXES

         During the period ended June 30, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the six months ended June 30, 2004.

9.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

         Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one for one basis.

         The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 37,715 exchangeable shares were converted into 43,436 trust units based on the exchange ratio at the time of conversion. At June 30, 2004, the exchange ratio was 1.20019 trust units per exchangeable share.

                                                                               NUMBER OF SHARES             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         COMMON SHARES OF VERMILION RESOURCES LTD.
         Balance as at December 31, 2002                                             55,866,918        $   140,557
         Issued upon exercise of stock options                                          267,100              1,201
         ----------------------------------------------------------------------------------------------------------
         Balance January 21, 2003, prior to Plan of Arrangement                      56,134,018        $   141,758

         Trust units issued on cancellation of employee
            stock options (Note 5)                                                    1,346,449        $    16,817
         Transfer of assets and liabilities to Clear Energy Inc. (Note 5)                     -            (24,881)
         Trust units issued                                                         (51,480,467)          (119,739)
         Exchangeable shares issued                                                  (6,000,000)           (13,955)
         ----------------------------------------------------------------------------------------------------------
                                                                                            NIL        $       NIL
         ==========================================================================================================

                                                                                NUMBER OF UNITS             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         TRUST UNITS
         Unlimited number of trust units authorized to be issued

         Issued pursuant to Plan of Arrangement January 22, 2003                     51,480,467           $119,739
         Distribution reinvestment plan                                                 457,905              6,209
         Issued on conversion of exchangeable shares                                  1,218,920              2,679
         Trust units issued for cash                                                  6,050,000             85,305
         Unit issue costs                                                                     -             (4,565)
         Unit rights exercised for cash                                                   1,300                 12
         ----------------------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                             59,208,592           $209,379

         Distribution reinvestment plan                                                 171,341              2,841
         Issued on conversion of exchangeable shares                                     43,436                 88
         Unit rights exercised for cash (Note 10)                                       588,600              5,643
         Transfer from contributed surplus on unit right exercise                             -              4,774
         Trust units issued for bonus plan                                               49,630                825
         ----------------------------------------------------------------------------------------------------------
         Balance as at June 30, 2004                                                 60,061,599           $223,550
         ==========================================================================================================


                                       21
--------------------------------------------------------------------------------

9.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

                                                                               NUMBER OF SHARES      CONSIDERATION
         ----------------------------------------------------------------------------------------------------------
         EXCHANGEABLE SHARES

         Issued pursuant to Plan of Arrangement  January 22, 2003                     6,000,000            $13,955
         Exchanged for trust units                                                   (1,151,971)            (2,679)
         ----------------------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                              4,848,029            $11,276
         Exchanged for trust units                                                      (37,715)               (88)
         ----------------------------------------------------------------------------------------------------------
         Balance as at June 30, 2004                                                  4,810,314            $11,188
         ==========================================================================================================

                                                                                  JUNE 30, 2004       DEC 31, 2003
         ----------------------------------------------------------------------------------------------------------
         CONTRIBUTED SURPLUS

         Opening balance                                                                $10,100            $     -
         Discontinued operations                                                         (1,800)                 -
         Unit compensation expense                                                       11,032             10,100
         Transfer to unitholders' capital on unit option exercise                        (4,774)                 -
         ----------------------------------------------------------------------------------------------------------
         Ending balance                                                                 $14,558            $10,100
         ==========================================================================================================

         As per the Plan of Arrangement, shareholders of the Company received one trust unit or one exchangeable share in the Company for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 5).

10.      TRUST UNIT RIGHTS INCENTIVE PLAN

         The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

         The following table summarizes information about the Trust's unit rights:

                                                                                                          WEIGHTED
                                                                                      NUMBER OF            AVERAGE
                                                                                    UNIT RIGHTS     EXERCISE PRICE
         ==========================================================================================================
         Balance December 31, 2003                                                    4,543,000             $11.59
                 Granted                                                                174,300              16.96
                 Cancelled                                                             (283,800)             11.45
                 Exercised                                                             (588,600)              9.59
         ----------------------------------------------------------------------------------------------------------
         Balance June 30, 2004                                                        3,844,900             $12.15
         ==========================================================================================================

         A summary of the plan as at June 30, 2004 is as follows:

                   RANGE OF                                       NUMBER OF           REMAINING           NUMBER OF
             EXERCISE PRICE                  ADJUSTED                RIGHTS         CONTRACTUAL              RIGHTS
              AT GRANT DATE            EXERCISE PRICE           OUTSTANDING      LIFE OF RIGHT          EXERCISABLE
         ----------------------------------------------------------------------------------------------------------
                                                                                        (YEARS)
            $11.45 - $18.05            $8.73 - $17.55             3,844,900           3.6 - 5.0           1,180,767

                                       22
--------------------------------------------------------------------------------

10.      TRUST UNIT RIGHTS INCENTIVE PLAN (CONTINUED

         VERENEX ENERGY INC.

         Verenex, one of the Trust's subsidiaries, has a stock option plan that allows Verenex to issue rights to acquire common shares to directors, officers and employees. Verenex is authorized to issue up to 2.25 million stock options, being 10% of the shares outstanding at June 29, 2004. However, the number of common shares reserved for issuance upon exercise of the stock options shall not at any time exceed 10% of the aggregate number of issued and outstanding common shares of Verenex. Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted. Stock options granted in the period vest over three years and expire five years after the grant date.

         The following table summarizes information about the stock option plan:

                                                            FOR THE PERIOD ENDED
                                                                   JUNE 30, 2004
          ----------------------------------------------------------------------
                                                                        WEIGHTED
                                                        NUMBER           AVERAGE
                                                       OF STOCK         EXERCISE
                                                        OPTIONS            PRICE
          ----------------------------------------------------------------------
          Opening balance                                     -         $      -
          Granted                                     1,375,000             2.50
          ----------------------------------------------------------------------
          Closing balance                             1,375,000            $2.50
          ======================================================================

         There were no options exercisable at the period end.

         Verenex has issued 1,905,000 performance warrants with each performance warrant exercisable into one common share at an exercise price of $2.50. Verenex is authorized to create and issue up to 2,130,000 performance warrants under this program. The performance warrants expire at the close of business on June 28, 2011.

         One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006.

11.      PER UNIT AMOUNTS

         Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan.

         Net earnings per unit are as follows:
                                                           JUNE 30,     JUNE 30,
                                                               2004         2003
         -----------------------------------------------------------------------
                                                                      (Restated)
         Net earnings from continuing operations
               Basic (1)                                      $0.36        $0.52
               Diluted (2) (3)                                $0.36        $0.52
         -----------------------------------------------------------------------
         Net earnings
               Basic (1)                                      $1.34        $0.50
               Diluted (2) (3)                                $1.34        $0.49
         -----------------------------------------------------------------------


                                       23
--------------------------------------------------------------------------------

         (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2004 of 65,421,802 for the period (57,630,891 trust units in 2003) which includes outstanding exchangeable shares converted at the period end exchange ratio.
         (2) Diluted calculations include additional trust units in 2004 of 332,420 for the period (319,690 additional units in 2003) for the dilutive impact of the unit rights incentive plan. Calculations of diluted units exclude 67,500 of unit rights in 2004 which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.
         (3) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

12.      SEGMENTED INFORMATION
                                                        JUNE 30,       JUNE 30,
                                                            2004           2003
         -----------------------------------------------------------------------
                                                                     (Restated)
         Petroleum and natural gas revenues:
               Canada                                   $107,108       $131,959
               France                                     49,690         36,714
               Netherlands                                 8,232              -
         -----------------------------------------------------------------------
                                                        $165,030       $168,673
         -----------------------------------------------------------------------
         Net earnings (loss):
               Canada                                  $  75,667      $  22,338
               France                                     10,140          6,328
               Netherlands                                 2,181              -
         -----------------------------------------------------------------------
                                                       $  87,988      $  28,666
         -----------------------------------------------------------------------
         Funds generated from operations
               Canada                                  $  52,513      $  55,042
               France                                     19,707         21,323
               Netherlands                                 4,567              -
         -----------------------------------------------------------------------
                                                       $  76,787      $  76,365
         -----------------------------------------------------------------------
         Capital expenditures:
               Canada                                  $  13,710      $  14,922
               France                                     12,774          6,844
               Netherlands                                85,607              -
         -----------------------------------------------------------------------
                                                        $112,091      $  21,766
         -----------------------------------------------------------------------

                                                        June 30,    December 31,
                                                            2004           2003
         Identifiable assets:
             Canada                                     $461,298        $527,592
             France                                      201,719         236,426
             Netherlands                                 143,676               -
         -----------------------------------------------------------------------
                                                        $806,693        $764,018
         -----------------------------------------------------------------------

13.      CONTINGENCIES

         On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Trust's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Trust is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Trust disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Trust is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued in the consolidated financial statements at June 30, 2004.


                                       24
--------------------------------------------------------------------------------

14.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         As a means of managing commodity price volatility, the Trust has entered into various financial instrument agreements and physical contracts as set out below.

         OIL HEDGING                          WTI                   BRENT
         FIXED PRICE SWAPS             BBLS/D     US$/BBL     BBLS/D     US$/BBL
         -----------------------------------------------------------------------
         2004 Average                   2,250      $24.35      2,250      $22.93
         2005 Average                   1,500      $24.80      1,500      $23.37

         GAS HEDGING                                           FLOOR     CEILING
         Costless Collars                            gj/d      c$/gj       c$/gj
         -----------------------------------------------------------------------
         Q3 2004                                   17,500      $4.71       $6.64
         Q4 2004                                    5,897      $4.71       $6.64
         -----------------------------------------------------------------------
         2004 Average                              13,632      $4.71       $6.64
         2005 Average                                   -          -           -

         CURRENCY HEDGING                                     US$/MO    EXCHANGE
                                                              (000'S)       RATE
         -----------------------------------------------------------------------
         2004                                                 $2,670       $0.71


         As discussed in Note 3, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings.

         The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings. Of the total deferred charge of $14,427 recorded at January 1, 2004, $5,884 ($2,596 in the second quarter) has been recognized as a charge to revenue in the six months ended June 30, 2004, and the balance will be recognized as follows:

         2004     Quarter 3         $ 1,966
                  Quarter 4           1,859
                                      -----
                                      3,825
                                      -----

         2005     Quarter 1         $ 1,173
                  Quarter 2           1,173
                  Quarter 3           1,186
                  Quarter 4           1,186
                                      4,718
                                      -----
         Total to be recognized     $ 8,543
                                      =====



                                       25
--------------------------------------------------------------------------------

         The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to June 30, 2004:

                                                                              FAIR VALUE        TOTAL GAIN (LOSS)
         --------------------------------------------------------------------------------------------------------
         Fair value of contracts, January 1, 2004                                $14,427            $           -
         Change in fair value of contracts still outstanding
            at June 30, 2004                                                      13,942                  (13,942)
         Contract settlements realized during the period                               -                  (12,294)
         Fair value of contracts entered into during the period                        -                        -
         --------------------------------------------------------------------------------------------------------
         Fair value of contracts outstanding, end of period                      $28,369                 $(26,236)
         --------------------------------------------------------------------------------------------------------

         The total realized losses recognized in net earnings for six months ended June 30, 2004 was $12,294.

         At June 30, 2004, the fair value amounts are recorded in the consolidated balance sheet as follows:

         Fair value of derivative instruments
               Current asset                                                                            $   1,561
               Current liability                                                                          (22,379)
               Long-term liability                                                                         (7,551)
         --------------------------------------------------------------------------------------------------------
         Total fair value of derivative instruments                                                      $(28,369)
         --------------------------------------------------------------------------------------------------------

15.      COMPARATIVE FIGURES

         Certain of the prior period numbers have been reclassified to conform with the current period presentation.


For further information please contact:

Curtis W. Hicks, C.A.
Executive Vice President & Chief Financial Officer or Paul Beique Director, Investor Relations 2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 781-9449;  Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com


                                       26
--------------------------------------------------------------------------------

                                                                       EXHIBIT B
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -- VERMILION ENERGY TRUST]


                                  PRESS RELEASE
            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                     FOR IMMEDIATE RELEASE - AUGUST 13, 2004

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.21137 to 1.22247. The increase will be effective on August 13, 2004. A "Notice of Retraction" must be received by Computershare by August 20, 2004 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on September 15, 2004.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                       July 30, 2004
Opening Exchange Ratio                                                   1.21137
Vermilion Energy Trust Distribution per Unit                             $0.17

10-day Weighted Average Trading Price ("Current Market Price")           $18.55979
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                           0.0110
Effective Date of the Increase in the Exchange Ratio                     August 13, 2004
Exchange Ratio as of the Effective Date                                  1.22247

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous months exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com